FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number     000-26495

Commtouch Software Ltd.
(Translation of registrant’s name into English)

1 Sapir Road
5th Floor, Beit Ampa
P.O. Box 4014
Herzliya 46140, Israel
011-972-9-863-6888
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

COMMTOUCH SOFTWARE LTD.
FORM 6-K

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and other US securities laws. In addition, statements in the future tense, and statements including words such as “expect”, “plan”, “estimate”, anticipate”, or “believe” are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-customer relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; the availability of resources from suppliers and other third parties; the ability of our customers to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company’s Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov. Except as required by law, we undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Purposes of this Report

1.	Attached as Exhibit 99.1 is the company’s Notice of Extraordinary General Meeting of Shareholders and Proxy Statement for the meeting to be held on July 25, 2013.

2.	As of June 19, 2013, the company had 26,338,905 Ordinary Shares outstanding.

Information Incorporated by Reference

The GAAP financial statements included in the press release attached as Exhibit 99.1 to this Report on Form 6-K, are hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, Registration Nos. 333-94995, 333-141177, 333-65532, 333-151929, 333-162104, 333-174748 and 333-180453, and on Form F-3, Registration No. 333-131272, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD. (Registrant)

Date: June 24, 2013	By	/s/ Brian Briggs
Brian Briggs
Chief Financial Officer

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement